For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORP. GRANTS OPTION ON DESTINY GOLD PROJECT IN QUEBÉC TO NEXT GEN METALS INC.

August 8, 2011.  Vancouver, BC – Pacific North West Capital Corp. (“PFN” or “the Company”) (TSX:PFN; OTCQX:PAWEF; FSE:P7J) announces that, subject to regulatory and shareholder approvals, it has entered into a letter agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen has been granted an option (“Option”) to acquire the Company’s 60% earn-in option interest (“Option Interest”) in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest has been granted to the Company pursuant to an agreement with Alto Ventures Ltd. (“Alto”)(TSX.V:ATV).

Under the terms of the LA, PFN will grant to Next Gen an irrevocable right and option to acquire PFN’s right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants (“Warrants”) exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from their date of issuance, all of which is due as follows:

Cash:  Next Gen paid to PFN $50,000 on signing the LA and will make the balance of the cash payments to PFN in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares:  The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants:  The 4,000,000 Next Gen Warrants shall be issued to PFN upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011. The Warrants are exercisable as follows:  (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, Next Gen Shares and Warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under PFN’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto.  PFN will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the option interest from PFN to Next Gen in accordance with the terms of the LA.

News Release	August 8, 2011

The Option is subject to expiration, if not exercised on or before November 15, 2011, and to termination upon the occurrence of certain events of default by Next Gen or by PFN in the sole discretion of the non-defaulting party, as set out in the LA. Events of default include failure to make any payment or issue any Shares or Warrants when due; failure to deliver a notice of option commencement on or before November 15, 2011; failure by PFN to perform any term, covenant or condition of the initial option agreement with Alto; and failure to perform any material term, covenant or condition of the LA. All events of default are fully described in the LA, which has been filed by Next Gen on SEDAR and may be accessed at www.sedar.com.

After careful review and evaluation, PFN management felt it necessary that a separate company continue to advance the Destiny Gold Project with Alto.  Management’s primary concerns are that the Company is focused, and should remain focused, on advancing its flagship River Valley PGM Project in Sudbury, Ontario, and that undertaking the advancement of the Destiny Gold Project any further could create a situation that would increase share dilution to unacceptable and/or unworkable levels. Additionally, PFN’s management and technical teams are looking to continue the Company’s focus on exploration and development of platinum group metals (PGM).  As a result of this agreement with Next Gen, PFN will become a majority shareholder of Next Gen and will participate in the upside of Next Gen as it continues to advance the Destiny Gold Project.  The Destiny Gold Project is an NI 43-101 resource compliant project (see news release dated January 24, 2011).

As Harry Barr, the President, CEO and a director of PFN is also the President, CEO and a director of Next Gen; Linda Holmes, the Corporate Secretary and a director of PFN is also the Corporate Secretary and a director of Next Gen; John Londry, a director of PFN, is also a director of Next Gen, and John Oness is Vice President, Corporate Business Development, for both PFN and Next Gen, the common shares in PFN held by them will not be eligible to vote on this transaction at the upcoming annual general and special meeting to be held on September 7, 2011.  Messrs. Barr, Londry and Oness, and Ms. Holmes, collectively hold  directly or indirectly, in aggregate a total of 4,437,627 common shares of PFN, representing 4.72% of the outstanding common shares of PFN.

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of National Instrument 43-101.

About Alto Ventures Ltd.

Alto Ventures Ltd. is an exploration and development company with a portfolio of highly prospective Canadian gold properties. The Company is active in Québec in the Abitibi greenstone belt where it has a number of projects including the Alcudia and Destiny gold properties. In Ontario, the Company is exploring in the Beardmore-Geraldton gold belt and the Coldstream project in the Shebandowan gold district. In the Chilcoten Plateau of British Columbia, the Company is exploring the Chilko project near the Newton gold deposit. For more details regarding the Company's projects, please visit Alto’s website at www.altoventures.com

News Release	August 8, 2011

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, PFN successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 miles from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large mineral processing facilities that have extra capacity for production.

On April 20th, 2011, PFN announced that it had commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of July 2011, PFN has completed more than 7800 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Copper-Nickel sulphide mineralization s within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

On April 27th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Rock & Roll Gold-Silver-Polymetallic Project, located in Northern BC (see news release dated April 27th, 2011). The mineral resource estimate significantly increased the historic resource. The indicated resource includes: 2,155,679 tonnes grading 0.68 g/t gold (“Au”) (47,040 contained oz of Au), and 82.7 g/t silver (Ag”) (5,734,445 contained oz of Ag) at a cut‐off grade of 0.5 g/t gold equivalent (“AuEq”), including 0.22% Copper (“Cu”) (10,500,833 lbs Cu), 0.22% Lead (“Pb”) (10,399,960 lbs Pb), and 0.94% Zinc (“Zn”) (44,522,995 lbs Zn). The Rock & Roll Gold-Silver-Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.  Management is currently finalizing a technical and financial plan to further develop the Rock & Roll Project.

PFN is also a significant shareholder of Fire River Gold Corp (FAU:TSX.V), which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in PGMs, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.3 million in working capital and securities and no debt.

News Release	August 8, 2011

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	August 8, 2011